CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

March 7, 2007

VIA EDGAR AND OVERNIGHT COURIER	*FOIA Confidential Treatment Request*

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cheryl Grant, Esq.

Re:	Infinera Corporation
Registration Statement on Form S-1 (Registration No. 333-140876)
Initially filed on February 26, 2007
Background Summary to Stock Option Pricing

Ladies and Gentlemen:

On behalf of Infinera Corporation (“Infinera” or the “Company”), this letter is submitted to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Form S-1 registration statement filed by Infinera on February 26, 2007 in connection with its proposed initial public offering (“Registration Statement”). Infinera understands that the Staff generally requests certain information concerning recent issuances of capital stock and options to purchase capital stock by initial registrants. Infinera further understands that this information is then reviewed by the Staff to determine whether the registrant has recorded appropriate compensation expense for compensatory grants and issuances. Infinera is submitting this letter to provide the Staff with supplemental information that may be of assistance in evaluating such matters in connection with Infinera’s initial public offering. This submission is accompanied by a request for confidential treatment because of the commercially sensitive nature of the information discussed herein.

Infinera has granted options to its employees and other service providers for compensatory purposes since 2001. From 2001 through November 2004, the Company was in the development stage. The Company shipped its first product in November 2004 and the Company’s DTN System became generally available for purchase by customers in June 2005. The Company’s accumulated deficit was $224.0 million at December 31, 2005 and $313.1 million at December 31, 2006. The Company’s quarterly revenue did not exceed $2 million until the quarter ended March 31, 2006. Infinera has incurred substantial losses in every period since inception.

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

The purpose of this letter is to provide the Staff with information regarding (i) the determination by the Company’s Board of Directors (the “Board”) of the estimated fair value of the Company’s common stock at the time of each option grant for the period from January 1, 2006 through the submission of this letter (the “Review Period”) and (ii) the Company’s review of those estimated fair value determinations undertaken in connection with the Company’s preparation of its audited financial statements for the year ended December 31, 2006. In connection with the Company’s review of the fair value of its common stock as of the date of each option grant during the Review Period, the Company has determined that the exercise price of each stock option was equal to the fair value of its common stock on the date of grant.

While not reflected in the Registration Statement, the Company currently anticipates a price range of $[*] to $[*] per share for the Company’s common stock. This price range, as well as the other information contained in the Registration Statement and the contents of this letter, assumes a 1-for-4 reverse stock split of the Company’s common stock and convertible preferred stock to be effected prior to the closing of the offering.

Options Granted During the Review Period

The Company is providing the Staff with its analysis of options granted during the Review Period and the estimated fair value of its common stock at the date of each grant. The stock options granted during the Review Period were all granted pursuant to the Company’s 2000 Stock Plan (the “Stock Plan”).

The Company believes that the actions of the Board to establish the estimated fair value of the Company’s common stock during the Review Period complied with the requirements of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”), Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), and the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and the regulations regarding the granting of options to employees in the United States as “incentive stock options” under the Stock Plan and the Internal Revenue Code of 1986, as amended (the “Code”).

Common Stock Valuation Methodology

Board Experience

Since the Company was formed, its Board has consistently included current or former directors of publicly-traded companies and other individuals who have significant business, finance and/or venture capital experience. Consequently, during the Review Period, the Board was comprised of people with significant experience in determining the estimated fair value of common stock underlying stock options, as well as experience in valuing technology companies. Alexandre Balkanski, Ken Goldman, Hugh Martin, Dan Maydan, Pradeep Sindhu, T.J. Rodgers and Vinod Khosla (members of the Board during the

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

Review Period) each have significant financial expertise and/or experience in venture capital investing. Messrs. Balkanski and Khosla have venture capital investing experience and serve as general partners of their respective venture capital firms. Each of them has also served as an executive officer of a publicly-traded company. Messrs. Goldman and Martin and Drs. Maydan and Sindhu have served as senior executive officers of publicly-traded companies, including the position of Chief Financial Officer for Mr. Goldman. The Company’s Board reached its determinations of the estimated fair value of its common stock after considerable discussion and made its determinations in good faith, based on the information then available at the date of grant.

Methodologies Used to Determine Estimated Fair Value at the Date of Grant

The Board determined the estimated fair value of the Company’s common stock and granted options at the same per share exercise or purchase price as the estimated fair value of the underlying common stock during the Review Period. In the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the estimated fair value of the Company’s common stock at each grant date, including the factors described below:

(a) the shares of common stock underlying the options were and are illiquid securities in a private company that were not readily tradable at the time of grant and that there could be no assurance of such shares ever being readily tradable;

(b) the prices at which preferred stock was issued and sold by the Company to outside investors in arm’s-length transactions, and the rights, preferences and privileges of the preferred stock relative to the common stock;

(c) important developments relating to achievement of the Company’s business objectives, including new product launches, customer wins and growth in the Company’s revenue and invoiced shipments;

(d) the Company’s stage of development and business strategy;

(e) the status of the Company’s efforts to build its management team;

(f) the status of the Company’s efforts to increase revenue and invoiced shipments while reducing losses, as well as the Company’s financial results during the Review Period;

(g) the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of the Company, given prevailing market conditions and the Company’s achievement of its business objectives;

(h) the state of the new issue market for similarly-situated technology companies; and

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

(i) the market prices of publicly-held technology companies with business models similar to that of the Company.

Furthermore, the Board considered the following provisions of the Company’s Series A, B, C, D, E, F and G convertible preferred stock in determining the estimated fair value of the common stock at the time of each option grant, which significantly changes the value of the Company’s common stock when an IPO becomes more likely due to the effect the liquidation preference described below would have on the value of the Company’s common stock in a sale of the Company:

(a) upon a liquidation or deemed liquidation of the Company, the holders of preferred stock are entitled to receive, in preference to any distribution of assets to holders of common stock, certain amounts per share. As of December 31, 2006, the aggregate liquidation preference of the Series A, B, C, D, E, F and G convertible preferred stock was approximately $325.2 million. This means that, if the Company had been sold or liquidated on such date, the common stockholders would not have received any consideration or distribution of proceeds unless and until the sale price or liquidation value exceeded such amount;

(b) after the payment to the holders of preferred stock of approximately $325.2 million, the holders of each class of preferred stock participate on a pro rata basis (assuming the conversion of the shares of preferred stock into shares of common stock) in the receipt of any further proceeds upon liquidation or deemed liquidation of the Company with the holders of common stock up to certain capped amounts;

(c) the holders of the Series A, B, C, D, E, F and G convertible preferred stock are entitled to receive non-cumulative dividends out of any assets legally available prior and in preference to any declaration or payment of any dividend on the common stock at the rate of $0.70, $0.98, $1.28, $0.63, $0.17, $0.26 and $0.38 per share per annum, respectively, when and if declared by the Board; and

(d) the protective provisions of the convertible preferred stock that are described in the Company’s Restated Certificate of Incorporation, which provide the holders of preferred stock with substantial control over and/or veto rights with respect to certain significant corporate actions, such as a sale of the Company and the authorization of more capital stock.

Independent Third Party Valuations

In May 2005, the Company began obtaining valuations of the Company from an independent valuation specialist to assist the Board of Directors in determining the fair value of its common stock and convertible preferred stock. The Board decided to obtain independent valuations in part because of the

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

Internal Revenue Service’s proposed regulations related to Section 409A of the Code that described appropriate valuation methodologies for establishing the fair market value of the Company’s common stock for tax and withholding purposes. While the Board believed it had always granted options at fair value, the Board felt it was prudent to obtain independent valuations to ensure that all future option grants were made at or above the fair value of the Company’s common stock.

In each case, the Board and management took steps to ensure that the valuation specialist was qualified and independent. The third parties engaged by the Company to assist the Board in its assessment of fair value of the Company’s common stock employed the following methodologies in valuing the Company’s common stock at the measurement dates during the Review Period (the December 2005 valuation assumed a sale of the Company only and did not contemplate a public offering scenario given the condition of the Company and its business at that time):

Income Approach. The income approach involves applying appropriate discount rates of estimated cash flows that are based on forecasted revenue and costs. Discount rates are determined by applying the Capital Asset Pricing Model, using betas for comparable companies. The Company’s revenue forecasts are based on expected annual growth rates of 50 -100% in the early periods. The Company also expected, in general, its costs to grow faster than revenue during the first two years after the introduction of its products and to grow slower than revenue in subsequent years. The terminal value was calculated by applying a multiple of the terminal year earnings or losses before the effect of interest, taxes, depreciation and amortization, or EBITDA. The multiple applied to the terminal year EBITDA ranged from 10x to 15x for the valuations performed. The derived amount is then discounted to its present value at discount rates and added to the present value of projected cash flows to estimate the Company’s total invested capital. There is inherent uncertainty in these estimates. The assumptions underlying the estimates are consistent with the Company’s business plan. The risks associated with achieving the Company’s forecasts were assessed in selecting the appropriate discount rates, which range from 17% to 30% and were determined by using comparable publicly-traded companies.

Market Multiple Approach. The market multiple approach involves applying the market multiples of comparable public companies to the Company’s projected financial results. The market multiple approach was based on revenue, EBITDA, operating profit and net earnings considered to be representative of the future performance of the Company, and multiplying these figures by a range of appropriate multiples. The market multiples were obtained through market comparison, where companies having their stock traded in the public market were selected for comparison purposes and used as a basis for choosing reasonable market multiples for the Company. The comparable companies consisted of optical systems equipment companies with a history of growth, high gross margins and profitability. The comparable companies were typically profitable, despite the fact that the Company has not achieved profitability, as the Company determined that those companies operated in similar industries as the Company and had an expense composition similar to the Company’s forecasted model.

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

The anticipated timing of a potential liquidity event, the estimated volatility, the discount rate and the discount for lack of marketability used by the independent valuation specialists in the determination of the common stock value per share are as set forth below for each of the valuation dates between December 31, 2005 and the date of this letter:

	Dec. 31, 2005	June 30, 2006(1)	June 30, 2006	Nov. 30, 2006	Jan. 15, 2007
Common Stock Value Per Share	$1.04	$1.12	$2.00	$4.04	$7.68

Time to Liquidity (in years)	N/A	N/A	1.4	1.0	0.5
Volatility	N/A	N/A	65%	60%	55%
DCF Discount Rate	18-20%	17-18%	30%	25%	20%
Marketability Discount Rate	30%	15%	25%	15%	5%

(1)	The Company had a valuation report completed by an independent valuation specialist as of June 30, 2006 that determined the fair value per share of common stock to be $1.12. This valuation was reviewed by the Board, which determined, based on all relevant circumstances including the growth in the Company’s invoiced shipments and preliminary discussions with potential underwriters for an initial public offering, that the fair value of the Company’s common stock was higher and set the option price for grants made in August 2006 at $2.00 per share. In connection with the commencement of the year-end audit in October 2006, the Company engaged a new independent valuation firm to perform another valuation of the Company’s common stock as of June 30, 2006. This valuation report confirmed that the fair value per common share was $2.00 as of such date.

The Company had a policy of obtaining independent third-party valuations approximately every six months from May 2005 to June 2006 (May 31, 2005, December 31, 2005 and June 30, 2006). The Company has since increased the frequency of its valuations, obtaining reports on November 30, 2006 and January 15, 2007, as the likelihood of a potential IPO increased.

Methodology Used to Assess Estimated Fair Value for Financial Accounting Purposes

In connection with its review of the pricing of each of the option grants during the Review Period, the Company considered multiple factors and data points, including the most recent independent valuation reports that were obtained, the then applicable liquidation preferences of the convertible preferred stock, the financial condition and future prospects of the Company, as well as an assessment of various liquidity event outcomes and their relative probabilities. After considering all of the aforementioned factors, as well as any other factors the Board deemed material and relevant to its determination, the Company believes the deemed fair value of the common stock underlying the options granted during the Review Period was correctly stated and equaled the option exercise price for each of the grants made.

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

Summary of Stock Option Grants

During the Review Period, the Company granted stock options with exercise prices as follows:

Option Grant Dates	# of Options Granted	Exercise Price Per Share(1)	Most Recent Independent Valuation		SFAS 123(R) Black- Scholes Option Fair Value
February 27, 2006	118,322	$1.32	$1.04	(2)	$0.80 – $0.92
April 5, 2006	128,311	1.32	1.04	(2)	0.80 – 0.92
August 8, 2006	3,229,735	2.00	2.00	(3)	1.16 – 1.36
August 29, 2006	193,750	2.00	2.00		1.16 – 1.36
September 7, 2006	999,766	2.00	2.00		1.16 – 1.36
January 3, 2007	224,999	4.04	4.04		2.29 – 2.68
January 4, 2007	683,287	4.04	4.04		2.29 – 2.68
February 7, 2007	75,000	7.68	7.68		4.35
February 12, 2007	103,075	7.68	7.68		4.35

(1)	Represents the fair market value of the Company’s Common Stock as determined by the Board of Directors.
(2)	The Company engaged an independent valuation specialist to perform a valuation report as of December 31, 2005, which determined the fair value per share of common stock to be $1.04. This value was subsequently reviewed by the Board, which determined that, in light of all relevant facts and circumstances including the growth of the Company’s invoiced shipments and the Company’s business prospects, the fair value for the common stock (and, hence, the option exercise price) should be set at $1.32 per share for the February and April 2006 grants.
(3)	The Company had a valuation report completed by an independent valuation specialist as of June 30, 2006 that determined the fair value per share of common stock to be $1.12. This valuation was reviewed by the Board, which determined, based on all relevant circumstances including the growth in the Company’s invoiced shipments and preliminary discussions with potential underwriters for an initial public offering, that the fair value of the Company’s common stock was higher and set the option price for grants made in August 2006 at $2.00 per share. In connection with the commencement of the year-end audit in October 2006, the Company engaged a new independent valuation firm to perform another valuation of the Company’s common stock as of June 30, 2006. This valuation report confirmed that the fair value per common share was $2.00 as of such date.

As the Staff will note, the Company has continued to increase the estimated fair value of its common stock throughout the Review Period based on, among other factors, valuations performed by the

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

Company’s independent valuation specialists in recognition of the continued increases in revenue and invoiced shipment levels that the Company has achieved and, during 2006 and 2007, the increased likelihood of completing an IPO.

During the year ended December 31, 2006, the Company granted options to employees to purchase a total of 4,669,884 shares of common stock at exercise prices ranging from $1.32 to $2.00 per share. In 2007, the Company has granted 1,086,361 shares of common stock at exercise prices ranging from $4.04 to $7.68.

Option Pricing Detail

Overview; Revenue and Invoiced Shipment Ramp

The Company’s business has only recently begun to grow rapidly, with such growth accelerating significantly in the second quarter of 2006. Until recently, the Company’s performance was subject to significant technical and business challenges that could have prevented or significantly delayed its ability to introduce and sell products and to gain significant customer acceptance in order to build a sustainable business. The Company has not yet achieved profitability, has incurred significant losses and continues to face a range of risks and challenges, including but not limited to a limited history selling the Company’s DTN System, significant operating losses, large well-established competitors, large customers with significant negotiating leverage and a volatile initial public offering market that may make completion of this offering challenging.

Among other items, a key factor in the Board’s determination of the Company’s common stock pricing has been the Company’s revenue and invoiced shipment growth ramp. The Board views revenue and invoiced shipment growth as a key indicator of the market’s acceptance of the Company’s products. The Company believes that, after the general availability of its first product in June 2005, no single event or milestone has been as important a valuation driver as revenue and invoiced shipments. Revenue and invoiced shipment growth entering a quarter was the key determinant for valuing the Company’s common stock and pricing the Company’s stock options.

The following table shows the relationship between the Company’s revenue, invoiced shipments and deemed fair value of the Company’s common stock.

Period	Revenue	Invoiced Shipments(1)	Deemed Fair Value of Common Stock(2)
	(In thousands)
Q1 2006	$2,653	$13,802	$1.32
Q2 2006	$4,054	$19,682	$1.32
Q3 2006	$7,696	$40,425	$2.00
Q4 2006	$44,339	$66,822	N/A
Q1 2007	Unknown	Unknown	$4.04 - 7.68

(1)	Represents invoiced shipments on bundled products where the Company’s DTN System is integrated with software that is more than incidental to the functionality of the Company’s equipment.

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

(2)	As determined by the Board of Directors during such quarters.

Option Grant Summary by Period

The following summaries describe the stock-based compensation analyses for each period during the Review Period.

January 1 – June 30, 2006

Option Grant Dates	# of Options Granted	Exercise Price Per Share
February 27, 2006	118,322	$1.32
April 5, 2006	128,311	$1.32

The Board determined the deemed fair value of the Company’s common stock on these dates to be $1.32 per share, a 73.7% increase over the deemed fair value of common stock in the third quarter of 2005 of $0.76. The Company engaged an independent valuation specialist to perform a valuation report as of December 31, 2005, which determined the fair value per share of common stock to be $1.04. This value was subsequently reviewed by the Board, which determined that, in light of all relevant facts and circumstances including the growth of the Company’s invoiced shipments and the Company’s business prospects, the fair value for the common stock (and, hence, the option exercise price) should be set at $1.32 per share for the February and April 2006 grants.

July 1 – September 30, 2006

Option Grant Dates	# of Options Granted	Exercise Price Per Share
August 8, 2006	3,229,735	$2.00
August 29, 2006	193,750	$2.00
September 7, 2006	999,766	$2.00

The Board determined the deemed fair value of the Company’s common stock on these dates to be $2.00 per share, a 51.5% increase over the deemed fair value of awards made in April 2006. The Company engaged an independent valuation specialist to perform a valuation report as of June 30, 2006, which determined the fair value per share of common stock to be $1.12. This value was reviewed by the Board, which determined, in light of all relevant facts and circumstances including the growth in the Company’s invoiced shipments, preliminary discussions with potential underwriters for an initial public offering and the items listed below, that the fair value of the common stock should be $2.00 per share and set the exercise price for option grants made in August and September 2006 at $2.00 per share.

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

In connection with the commencement of the year-end audit in October 2006, the Company engaged a new independent valuation firm to perform an additional valuation as of June 30, 2006. This valuation report yielded a fair value of $2.00 per share, the same value set by the Board for the option grants made in August and September 2006.

The facts and circumstances considered by the Board in setting the fair market value of the Company’s option prices in August and September 2006 included:

(a)	the likelihood and timing of the Company’s IPO;

(b)	the Company’s revenue, invoiced shipments, operating results and other financial metrics;

(c)	the Company’s projected financial results;

(d)	the value of the Company’s tangible and intangible assets;

(e)	the present value of future cash flows;

(f)	the market value of similar companies engaged in a substantially similar business;

(g)	the liquidation preferences and other rights, preferences and privileges associated with the Company’s Preferred Stock;

(h)	the status of the Company’s product development and sales efforts;

(i)	the filling out of the Company’s management team, including the hiring of a new chief financial officer and a vice president, systems engineering in late June 2006;

(j)	the market for the Company’s products; and

(k)	the lack of marketability of the Company’s common stock.

January 3 – 4, 2007

Option Grant Dates	# of Options Granted	Exercise Price Per Share
January 3, 2007	224,999	$4.04
January 4, 2007	683,287	$4.04

The Board determined the deemed fair value of the Company’s common stock on these dates to be $4.04 per share, a 102% increase over the deemed fair value of the common stock underlying awards

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

made in September 2006. The Board’s determination of the fair value was supported by an independent valuation, effective as of November 30, 2006, which yielded a price per share of $4.04 and formed a significant part of the basis for the valuation of the options granted on January 3-4, 2007. The equity value of the Company, as calculated by the independent valuation specialist, increased from $360 million in the June 2006 valuation to $524 million in the November 2006 valuation. The primary drivers for this increase in value were as follows:

(a) an increase in invoiced shipments and the establishment of a more consistent shipment stream. As detailed in the chart below, this increased shipment stream became evident late in the third quarter and into the fourth quarter of 2006 and resulted in the use of higher revenue multiples in the November 2006 valuation;

WEEKLY SHIPMENTS

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

(b) the Company projected improved invoiced shipment gross margins from 16% in the second quarter of 2006 to a projection of 31% at the end of the fourth quarter of 2006; and

(c) a greater weighting was given to the IPO scenario (as compared to other possible liquidity events) in the November 2006 valuation as the Company began making preparations in November 2006 for the filing of a Form S-1, though the Company continued to face significant challenges including completion of its 2006 financial statement audit, upgrading of the Company’s internal controls and solidifying the Company’s legal, accounting and financial infrastructure.

February 7 – 12, 2007

Option Grant Dates	# of Options Granted	Exercise Price Per Share
February 7, 2007	75,000	$7.68
February 12, 2007	103,075	$7.68

The Board determined the deemed fair value of the Company’s common stock on these dates to be $7.68 per share, a 90.1% increase over the deemed fair value of awards made in January 2007. An independent valuation was prepared as of January 15, 2007, which yielded a price per share of $7.68 and formed a significant part of the basis for the valuation of options granted in February 2007. The equity value of the Company, as calculated by the independent valuation specialist, increased from $524 million in the November 30, 2006 valuation to $665 million in the January 15, 2007 valuation and the probability of an IPO increased significantly as the Company’s 2006 financial statement audit neared completion. The primary drivers for the increase in deemed fair value were as follows:

(a) the Company had solidified its IPO plans with an anticipated IPO filing date in late February 2007 and a planned IPO effective date in June 2007. This caused the independent valuation specialist to increase the probability of an IPO from [*]% to [*]% and to decrease the marketability discount from 15% to 5%;

(b) recent acquisition in the industry at 6.1 times 2006 Revenue;

(c) market value of comparable publicly-traded companies had increased by 8-10%;

(d) the Company recorded its first meaningful GAAP revenue and gross profits in the fourth quarter of 2006 and exceeded its fourth quarter 2006 invoiced shipment plan; and

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

(e) there were a number of significant customer wins in the period, including a large interactive services media and entertainment company and a large broadband communications company.

Conclusion

Determining the fair value of the Company’s stock requires making complex and subjective judgments. The Company has discussed at length above the various assumptions and methodologies used by the Company in determining fair value of awards during the Review Period. The Company believes that the estimated fair values determined for the common stock applicable to each option grant are appropriate and demonstrate the Board’s and the Company’s diligent efforts to consider all relevant factors in estimating the fair value of its common stock as the Company executed on its business model and progressed towards a potential IPO. In each case during the Review Period, the Board’s determination of fair value was supported by an independent valuation, but the Board reviewed the valuations closely and in a few circumstances set the price of the Company’s common stock above that determined by the independent valuation.

The Company believes it has used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of its common stock. The Company believes that the fair values used as the basis for determining stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons set forth above.

Confidential Treatment Request

The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, Infinera requests that the Company be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, Infinera requests that you telephone Matthew W. Sonsini or Richard A. Kline of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (650) 493-9300, rather than rely upon the United States mail for such notice.

CONFIDENTIAL TREATMENT REQUESTED BY

INFINERA CORPORATION IN CONNECTION WITH

REGISTRATION STATEMENT ON FORM S-1

(FILE NO. 333-140876)

Securities and Exchange Commission

March 7, 2007

Other Matters

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it in the envelope provided.

Please direct your questions or comments to the undersigned. In addition, please provide a facsimile of any comments you may have to the attention of Matthew W. Sonsini and Richard A. Kline, at Wilson Sonsini Goodrich & Rosati at (650) 493-6811. Thank you for your assistance.

Very truly yours,

INFINERA CORPORATION

/s/ Duston Williams

Duston Williams
Chief Financial Officer

Enclosures

cc:	John Cassidy,
Ernst & Young LLP
Matthew W. Sonsini,
Wilson Sonsini Goodrich & Rosati, PC
Richard A. Kline,
Wilson Sonsini Goodrich & Rosati, PC
Eric C. Jensen,
Cooley Godward Kronish LLP
John T. McKenna,
Cooley Godward Kronish LLP